Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: December 17, 2020

The following is a transcript of a Question & Answer session for employees of AstraZeneca which was recorded and posted on its internal social media platform, on December 16, 2020:

Accelerating our strategic and financial journey

Live Workplace Questions & Answers

•                  Richard Buckley

•                  “Thank you everyone for joining us today to talk about a Q&A and to talk about the exciting news from this past weekend about our decision to acquire Alexion. We are joined today by our Chief Financial Officer, Marc Dunoyer. Thank you so much Marc for joining us.”

•                  Marc Dunoyer

•                  “My pleasure”

•                  Richard Buckley

•                  “First of all I can see that many people have taken the opportunity to submit questions ahead of time and so we will begin with many of the pre-submitted questions but then of course there will be an opportunity to ask questions live, we will be taking those in and putting those to Marc as we go so we can learn as much as we can, granted that there are lots of limitations and we will cover those as we go.”

•                  “So maybe just to frame the context Marc, we have been on this extraordinary journey these past six or seven years rebuilding our pipeline, returning to growth. This seems like just the latest chapter in that longer journey. Can you talk a little bit about where this agreement to acquire Alexion fits into the larger sweep of the corporate strategy?”

•                  Marc Dunoyer

•                  “Thank you very much Rich. No, it is absolutely true that for the last six, seven years our company has gone through an incredible journey. I mean there was a period of turnaround and reconstruction where we invested massively into R&D to reconstitute not only the pipeline but also the energy coming out from R&D and I think this has been done. And then obviously we wanted to get back to growth, sales growth or return to growth, has been the motto for several years, which we had you know already anticipated as early as 2014 we said, 2017 will be in line with the sales or the revenues we said of 2013. Because the market was fearing that the company would go down the drain, progressively with the loss of protection from our key brands. And then, by the end of 2017, we said you know - we will see a period of — we will return to growth, and see a period of rapid growth thereafter. And in fact if you retrospectively look at what has happened for the company, this anticipation, you know, given to the market early 2014 has taken place exactly as we had imagined it. Now obviously if you look product by product or - there were certain events that we had not anticipated but in aggregate, overall this has been exactly as we said. And then we saw the result of 2018, we saw the reliable progression of 2019 and we’ve also seen despite the challenges of COVID-19, people have seen the good progression over the year 2020. So, you know - we have - you know, done the turnaround, we saw the end of the tunnel, returned to growth - the growth was starting to accelerate, now comes COVID, we said you know for COVID we are going to see what we can do to contribute to the challenge of COVID, and we you know, gathered the energy to invest into the vaccine and the long acting monoclonal antibody but we were also in the meantime looking at you know what is the next chapter, what could be the next chapter for AstraZeneca and we have been studying this for quite some time and then we moved at the time when we thought it was the appropriate timing for us, we approached Alexion and you know, tried to convince them that it was also good for them and good for us and now you know at least how the story started. We are going to make history together so it’s very very early days but this is basically why we came to that conclusion at that time.”

•                  Richard Buckley

•                  “Thank you Marc. There is a lot we want to explore there, but maybe take a moment here as well just to say congratulations to you and your team, especially coming down the stretch of a massive amount of work to get to the point where we could make an announcement on Saturday. Can you just say a few words about the team that was working on this on your side and send our congratulations and thanks to them too.”

•                  Marc Dunoyer

•                  “Yes, so overall it is a very very small team, and people cannot really believe that you have so few people working on it and the reason why you do it is the more people you involve, the more risk of leaks you can have so you have to maintain confidentiality and this is probably the hardest part to - in such an approach because you have to do a lot of work where you know you would want to reach to other people more qualified, more specialised to provide you another view of whatever risk, whatever opportunity there but you cannot. So basically this type of project is led by a very small team in corporate development, the guy who was leading this team is Rodolphe Grepinet, he has two people working with him, so the three of them carried you know most of the burden for several months. And so they worked sort of you know it’s a small commando unit, they don’t talk to anybody they do all the research that they can, and then at some point you involve bankers, at some point you involve lawyers, at some point you involve specialised accounting firm on a special part of the work that has to be done and then when you know you have sort of agreed with the other party on more or less all the terms, you also need to involve with the financing funding bankers, because they have to bring the commitment that we will give to the other company that we can finance the deal because obviously that is one of the conditions and an important term for this. But this we did one week before, so overall selection of the banks and terms we wanted to have was prepared, but we only moved with the bankers — the outside bankers, one week before the announcement because this is where you have the highest level of leak. And then during that week prior to announcement then you start you know informing people in the company, senior management and so on, and so it’s a very awkward and uneasy timing because people you know - say you know you could have told me about it earlier on but it’s just to make sure that you can protect, you can give yourself a chance to avoid any rumour, any leak until the day of the announcement. And I must say this has been achieved so I think at least it has worked as we envisaged.”

•                  Richard Buckley

•                  “Before we come on to the part of the story where we made the announcement and the market reaction, because I think it’s interesting you described that team as a small commando unit, so just generically speaking - is that corporate development team always looking for these kinds of opportunities, and then how does that happen, one day the phone rings and its Rodolphe on the other side and says ‘hi we are interested do you want to talk’ - can you just tell us a little bit about how that really works?”

•                  Marc Dunoyer

•                  “It is very rare, you have a lot — you always have a lot of bankers who go round — investment bankers I should say, go round and say you know - they bring you a list of potential targets, you know what about this collaboration, what about this company and so on, but this is not, most of their work is there identifying the targets so basically they screen the totality of the healthcare market and then they go through sorting out you know what each company is doing, what would be synergistic with us, what are the criteria that — meeting our own criteria, first of all what should be our criteria, what other criteria are they meeting. So they do screen, and then you know it’s universal of a few hundred companies, small and large, of course you can’t, it would be a little bit ambitious to go on a company that is bigger than us, it has been done in the past but it’s not the way you see. But basically you just screen the whole landscape and at the end the company that you are interested in boils down to only a few companies. We wanted this company to be innovative, we wanted the company to have strong sales growth because we don’t want to dilute our own sales growth, you want the financials to work, it has to be in an area that we think we can bring synergy, you know and there are quite a few other criteria. So they screen it and then it boils down to a very few companies and then you start studying them in depth, you know they spend weeks and months going at every detail, of course from public information, but they start you know reading a lot of stuff and then you know at some point you say okay I’m going to invest more time, then you can start asking you know, key opinion leaders outside, of course you don’t want to show your hand, so you have to do it in a very subtle way, you don’t ask the questions directly, you ask other questions and so on and so on. Basically they do preparation work, and at some point all this is put together and we say okay, it seems to be like a good opportunity and this is at the time where you could say ‘okay I will listen to the investment bankers, who may have a different perspective and help you, you know — sort of make the case’.”

•                  Richard Buckley

•                  “Thank you Marc. This seemed like such a win-win when you look at our announcement, we thought it was a fair price, they seemed to think it was a fair price there seems to be commercial, scientific and cultural synergies, and so it is confusing then why when it does go into the market, our stock price may go up or down. How do you square how the market values this versus what just seems like qualitatively a good deal.”

•                  Marc Dunoyer

•                  “So, this is a very interesting question. In [audio unclear] we must differentiate or distinguish the initial reaction in the first few days post announcement from the reaction from the market, it is a market reaction but it is due to a technical factor which I am going to try and explain, so. If you look at comparators or comparables, you will see that every time that you have a company acquiring another you can look at the example of BMS acquiring Celgene, or AbbVie acquiring Allergan, or Shire and [audio unclear] whatever, you look at them and all - it always happens the same. And it has usually nothing to do with the reception of the shareholders, so the difficulty is to see, to distinguish what is a technical factor from the possible views of the shareholders. I’m not saying that shareholders do not have any view, but even if they are supportive, the share price still goes down. Let me explain to you why. Basically, when you - especially when you propose like in our case a lot of shares, we proposed roughly one third in cash, two thirds in equities. So you have a lot of shares, a lot of paper involved, so the more you have paper involved, the more variation you can have on the shares and I am going to explain why. Basically the owners, the long-only owners, investors of Alexion are going to sell their shares as soon as they can. Because they made decisions, they wanted to be shareholders of [audio unclear: Alexion - now if they’re shareholders also of AstraZeneca] and they may stay, but those are only single owners of Alexion will tend to want to sell their shares. You have a group - a special group of investors which are called the arbitrageur who buy the Alexion shares at a discount because the deal is not certain at that time, the deal has been announced, everybody knows the terms but the deal may not happen. So it could be that for instance if somebody thinks somebody else is going to come in and pay more, maybe the arbitrageur would want you know a better price. If they don’t think another company is going to outbid you, then they look at what is the probability of success of this acquisition to go through. And for instance, they still have the shareholders vote, they still have the anti-trust reviews and a few other regulatory hurdles. But very very ordinarily, they look for a ten percent discount, that is how they make their money, that is what the arbitrageur live on, so they wait for an announcement to be made and then they buy the target company, simplistically at ten percent less. If it’s a normal predictable deal this is the way they go and you will have seen that it has happened exactly like this. Okay so you have the price of Alexion, which becomes on the next day minus ten percent, and since we have guaranteed so many AstraZeneca ADR/ADS, two point twelve to be exact and sixty dollars cash, then all of this reflects into the share price of the target — of the acquirer company. But if you have seen in our case, it has gone down by six to seven percent over the first day in particular, an enormous volume, many many times the volumes, the second day the volume starts to decrease again, still an elevated volume but much less than on the first day and as you will have seen this morning, the share price is starting — our share price is starting to recover. Why? Because this movement of the arbitrageur is immediate. And most of them intervene from the US so in the morning — so when the UK market is open in the morning, you have a little bit of movement but it’s nothing to be compared to what happens when New York opens. So the action starts — it started for us like on Monday afternoon. This is where - most of movement, and then yesterday it’s a repeat of the first day but at a much lower intensity. And you see this morning - and therefore - but you saw yesterday that in New York, the share price of our ADS and the share price of Alexion increased by one percent, versus previous day. So I - and I have been monitoring this and writing to the board, because of course you know everybody worries. Every journalist calls us and says ‘oh it must be the investors are not supportive’ but this is - I tell them ‘no no, this is not the case. This is purely technical’. In cases — in other cases like BMS and AbbVie, there were a few more strategic questions that linger for quite some time, and in BMS in particular they have had one of their key investors who was very vocal also one of - a large investor, very vocal and public about it. So therefore the market says ‘ooh - if this key investor is against it, there must be something wrong with it’. In our case you haven’t seen any key — or not yet I hope, any key investor saying you know we do not like the deal. This is not the case. So for the time being it is purely technical and it is resolved usually within a few weeks post-announcement. I personally believe it may resolve even faster in our case. So do not take the decrease of the first day as a signal of appreciation or lack of appreciation, it is purely technical.”

•                  Richard Buckley

•                  “So you weren’t surprised and I presume that one of the reasons why we announced on a Saturday is that so you can begin to have these kinds of conversations on the merits with the investors and the analysts before the market opens. So what are those conversations like from a strategic perspective. What are the questions you are getting and how is the news landing with those that are really thinking about the merits.”

•                  Marc Dunoyer

•                  “Yep. So two words about the timing. You have such a big announcement that you have to announce as soon as you reach agreement with the other party, so as soon as the board of both organisations agree to it, it has to be announced within a matter of a few hours. And then usually when we make an announcement we wait for the — just to announce before the market opens, you know the traditional Monday morning at seven AM. If you do announce at seven AM in the UK it means it is two o’clock in the morning on the East Coast and even, you know — it’s even worse for the guy on the West Coast. And then everybody in their company is asking them ‘okay what is it, what should we do, should we buy, should we sell, should we sell forward, whatever’ and everybody is in a panic during the middle of the night. And since it’s not such a sector that they are so familiar with rare diseases relatively — it’s a dynamic sector but it is a small sector, so they are not so knowledgeable as maybe the other pharmaceutical companies, so therefore there is absolute panic, so you catch them in the middle of the night and then they have to work for the night so that when the market opens in New York and so on, they have to amend their recommendations. So we said hmm, maybe it would be better to give them a sort of head start, announce as soon as we sign but not announce on a Monday. So that they have Saturday and Sunday, some time to study the terms but also we may have also time for an interaction with them. Which is — I mean, we didn’t think of this a long time ago, somebody suggested it to us, a key investor, sorry a past key investor I should say, suggested to us and said you know it’s going to be such a surprise, you should take advantage of the weekend to interact with — to announce and to interact with shareholders and analysts during the weekend. And at first we said this is what we are going to do and people said ‘oh no no but we never do that or nobody does it’, and we thought about it and we said well - first of all it’s not absolutely true, some companies do but it is rare. But then we said it is worth it. It is worth, you know - interfering with their weekends and also for us working absolutely full time during the weekend because it gives us more interaction, more time for them to digest the new information so that is exactly what we did. So what did we say over this weekend, okay. So first of all we had the announcement and soon after that you have interactions with analysts and investors and also individual sessions with investors. So we took them through you know the — ‘what is this combination’, ‘why are you doing it’, ‘why are you doing it now’. These obviously — the questions they ask you. So we just explained to them this is basically a combination and this is what needs to be done. You need to — they always try to simplify it to one dimension. But in fact, this acquisition is a combination of strategy and financials. So, they will test whether it’s only financials, or mainly financials, or they will state whether it’s mainly strategy, and only strategy so that’s one of their first tests. So what we explain is a combination of strategy and financials. So let’s talk first on the strategy. The strategy covers science, and science we explained that we have been investing for some time in immunology — or investment in immunology covers one part of immunology which is called the adaptive immunology, and we have already made some progress we have some products that are approved, some others that are submitted and so on and so. We’re not one of the big guys in immunology there are much bigger companies, but we have invested and already produced some products for the market. On their side they are in a different side of immunology what is called the innate immunology. And the pioneering of Alexion has been on the complement biology or complement system, or the complement cascade, okay that’s what they have been doing. This technology has been applied since they first launched in 2007 to basically rare disease application — or when I say rare disease I should even qualify if it’s ultra-often — like a few thousand patients indication in the United States just to calibrate it. They are now expanding their applications in — still in rare disease but less ultra-often, so more often than ultra-often I may say. A few thousand, twenty thousand, maybe fifty thousand — type of populations. But they are trying to cover many applications in particular in the neurology field. They started with haematology and nephrology, and they are now branching into and they’ve obtained approval in neurology, and then in neurology depending on the disease and the severity they’re trying to expand a bit further. So that’s what they have been doing. But the same biology that we — that they have invented, the complement cascade, has applications also in the common areas. And this is why we presented to analysts and investors on Saturday this chart where we saw that — where does the complement cascade have applications. And where does it have already product approved, where does it have product under development. And it has application to many different fields of medicine. And this slide is in our presentation, you can refer to it — it has more application than we think. And even in oncology, Jose is absolutely convinced that although there are no trials being done presently, there are research academic research that show that you can and you could combine a complement inhibitor with a PDL1 for instance. So this has not been done, so it is new research but the academics believe it is possible. So this is rare disease first but applicability, or potential applicability I should say, in the more common disease that we have been researching. So that’s sort of the — what does the science of Alexion — how can we use it for our own priorities. In the other side we have been investing for many years on genomics. And of course, a lot of the rare disease — disease, there are 7,000 of them, a lot of them are of a genetic, a lot of them are monogenic, even. They are caused by one — one problem with one gene. So, the approach that you have in genomics could be extreme — is extremely useful. We are also invested into new modalities such as the oligonucleotides, where you can you know, contain or reduce protein malfunction, whatever. So that’s — there are direct application in the rare disease field from the research advances that we have already established. And we have already found both in genomics and in oligonucleotides ideas and products that could be applicable to rare disease. But we haven’t invested in them. Why? Because we do not have the sort of the outlet — the development capabilities, the marketing capabilities in the rare disease. So that’s the other side of it in other words, they are going to bring their area of research for us in more common disease, and we are going to bring you know the advances that we have made in discovery research — genomics and oligonucleotides, for them to invent more rare disease products so that they can develop them. So that’s the — that’s the first part. So it’s both complementary and synergistic. Now, the second area is we see this in certain other strategic orientation, we see their growth of the perspective of the rare disease to support of growth which is of course one of our strategic orientation. The rare disease market increases by 13% every year. This is the fastest growing therapeutic category — slightly faster than oncology which grows let’s say 11 or 12%. And then, as I was trying to illustrate a minute ago, it’s a very untapped and — the medical need are completely unmet. They are 5% of the 7,000 identified diseases that have received FDA approval. So you have a therapy, that has been approved by the FDA in 5% out of the 7,000. So you know, imagine you discovered a mechanism that can have applications — you can develop those applications in years to come. And you know, these patients are not being served today. So you have an untapped potential for many many years, you can if you’re an innovative company, it is one of the most lively markets you can work in, because there are so few that are satisfied. You are not competing with you know seven or eight products where you have to distinguish and differentiate very carefully. If you demonstrate efficacy and safety in one single indication, that nobody has ever explored, you obtain approval. So that’s the second I would say strategic reason. And the third strategic reason, which is probably the one which is more obvious and easier to understand and the market gets it in no time, this is the sort of the geographic expansion. Today, Alexion is directly present in 20 markets of the world, 20 countries. They are also — their products are also present in other countries but through distributors. But just to take one example because it’s such a lovely illustration, the first product, which was approved in the US in 2007, called Soliris has been approved in China at the end of 2018. But they haven’t sold Soliris yet. Of course it’s not reimbursed in the NRDA. So, it is approved — just recently, but they haven’t done anything they do not have a team, they do not have experience they don’t know how to do it, so you know this is clearly a market where we have a lot of experience — obviously commercially, in terms of development — but also very importantly in terms of access. So this is why we use this as an illustration of how we could help them commercially. Now, but China is probably the epitome of the best illustration that we can make for people to understand. But there are many other markets of the world where we will be able to help them. It’s not the case in — they are very strong in the United States, they are very strong in Germany, very strong in Japan for instance, so maybe in those markets we will be helping them less, but I’m sure we will be able to help — even in those markets. In other countries of Europe they are usually well represented, so therefore probably you know the help won’t be as big, but in many other countries of the world, we would be able to help them to develop their products more widely. So that’s — and this is the argument that — because it’s very concrete in a way — this is the argument that I think every analyst and every investor gets immediately. So you have these three strategic sciences, and then the — sort of the - supporting the superior - the growth, the superior growth of our sales our revenues which is extremely important, as being you know — it is one of the hallmarks of AstraZeneca, and therefore it is a value that we have to preserve. And then the geographic mention. And then you get to the financials, and in the financials, we provided some numbers, some metrics and we said you know, it’s going to be double digit growth of sales, growth of revenues — it is extremely important as I said earlier on, but you have an immediate step up, in terms of profitability — their operating margin is above ours, their cash flow generation is also above ours, so therefore you have an immediate step up. And together, we can work with further margin expansion and cash flow generation, so that we are not only a very strong company in terms of growth of revenues, but also a strong company — you know, with a strong profitability, strong cash flow generation. And with this, it gives you a stronger capacity to increase your dividends. So therefore, there is longer term, a benefit for the shareholders. So, and I would say that also you know, this financial improvement for the outlook, I think it is usually well-understood and rapidly understood by the shareholders. But it is important that we explain — we spend time to explain the strategy, because the strategic arguments last longer. Okay the financials — oh yes I understand the financials, but there is no strategy. Now, investors want to understand the strategy, they want to buy into the strategy. So this is why we need to start first with the strategy and patiently explain, and illustrate, and make it concrete for them, and then we can talk about the financials, which do exist, which are relatively easy to understand.”

•                  Richard Buckley

•                  “Thank you Marc that was incredibly clear and exciting. There’s a lot of questions about — sort of what does this mean for me. And so can you talk a little bit about the impact on employees, they have a location in Boston and elsewhere in Connecticut — how will the integration go?”

•                  Marc Dunoyer

•                  “So, first of all we have not — and this is going to be done over the first months of 2021, we have not yet determined how we are going to integrate, usually an integration plan can only be started once two companies have made up their minds and decided and announced, so we haven’t worked on the integration plan. But what — so we can only relate to what we have already said publicly: there will be a rare disease unit, headquartered in Boston; they will continue to have the R&D and their commercial — I think for employees of AstraZeneca, I would say the comparison should be the oncology business unit working together with an oncology R&D unit — I think this model is going to be the model that we are going to try and pursue.”

•                  Richard Buckley

•                  “And I know there’s a lot of limitations about not jumping the gun and so counsel to employees is to not engage with your counterparts at Alexion, we continue to operate as two independent companies, any engagement should be directed by your SET member, is that fair?

•                  Marc Dunoyer

•                  “Yes, it’s a very, very good point — I mean the anti-trust authorities of all countries regard the two entities despite the announcement as competitors. So you could not talk — you are not allowed to talk about pricing, about sales strategies, about development strategies, marketing strategies — with your competitors. The market is organised in such a way that you know we are all competing against each other. And the anti-trust authorities exist because they need to have this enforced and respected. So any approach, just because you have made an announcement, is just disallowed. So you cannot do things in common until the closing. The only thing that is allowed is you can say, you can plan what possibly you could do after the closing. But this has to be very well -”

•                  Richard Buckley

•                  “Documented…”

•                  Marc Dunoyer

•                  “Very well implemented and enforced because if there were any hint of — we are trying to influence their decision-making as an independent company until the closing, you know — the FTC would be you know…”

•                  Richard Buckley

•                  “Right, right”

•                  Marc Dunoyer

•                  “Jumping on us. So therefore this is what jumping the gun is to say — start too early. The first day where you can do things together is after the closing. Not after the announcement.”

•                  Richard Buckley

•                  “Right”

•                  Marc Dunoyer

•                  “Okay”

•                  Richard Buckley

•                  “And also important to be careful on social media for all the same reasons, regulators are watching closely, so again to follow the lead of the corporate channels, to follow your lead and Pascal’s lead but otherwise employees should not be [doing anything].”

•                  Marc Dunoyer

•                  “Yes — of course there will be a lot of — there are a lot of things a lot of curiosity, a lot of very good ideas, but we can’t have ideas on their business until we become the real owner, and that’s only closing. So, you know — we are not — I hope, we are not you know, in the social media providing comments on how Pfizer or Merck Sharp & Dohme or Johnson & Johnson or Sanofi or whatever company are doing their business, we tend to — you know, stick to our knitting and not comment on what the others are doing. We may have a view, but we try to be respectful of this independent company. We need to treat Alexion in the same way until the closing. So this is why one has to be a little bit cautious in expressing views or expectations or hopes or anxieties for that matter. Because, we are — until closing, independent companies.”

•                  Richard Buckley

•                  “Marc we know we only have you for about two more minutes. Kara McNulty reminds us that you have experience in rare disease so maybe my final question to you is — what is the impact here for patients. What are the cultural implications for these two companies.”

•                  Marc Dunoyer

•                  “I think — I think this is the same — I think the companies that are involved in rare disease are — have the same passion for bringing innovation. And again, because they know how much unmet medical need has been satisfied. And therefore, the commonality of all the rare disease companies - I know quite a few of them, due to my previous life — this is what they have. But in a way, they believe they are alone to have it, or to share it - but the passion that we have at AstraZeneca is very similar. It’s — for a different size of population — but it is the same passion, you know — the passion of people working in oncology is very similar. The passion of working also for sufferers from respiratory disease, is the same. The only difference, that the numbers of patients you reach is very very different. Alexion has a few thousand patients. And they know them. They are these patients they have identified, in our world, the patients we are covering are many more — immunophysicians, we may know patient group representatives and so on, but it is extremely rare — it does happen but very rare, that we know individual patients.

•                  Richard Buckley

•                  “Alright”

•                  Marc Dunoyer

•                  “In the world of rare disease, they just reach with patients in a different way. So that’s the only difference but the passion to serve those patients and respond to their needs is very similar. It’s more intense, and more — sharper, and more identified in their case. But I think we have this in common and that’s why we think this integration will work very well.”

•                  Richard Buckley

•                  “Thank you so much Marc, that was brilliant — really exciting to learn more about all the synergies commercially, scientifically, culturally — we can’t wait, thank you so much for your leadership and thank you for taking the time to speak with us this morning.”

•                  Marc Dunoyer

•                  “Thank you very much, have a good day.”

Important Additional Information

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion Pharmaceuticals, Inc. (“Alexion”) (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.